UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 30, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2019 FIRST QUARTERLY REPORT

This announcement is made pursuant to the requirements under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the first quarter of 2019 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Hong Kong Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made simultaneously by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the first quarter of 2019 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this quarterly report does not contain false information, misleading statement or material omission, and accept joint and several responsibility for the correctness, accuracy and completeness of the information set out in this quarterly report.

All directors of the Company attended the meeting of the Board to consider this quarterly report.

Liu Shaoyong, the person-in-charge of the Company, Li Yangmin, the officer-in-charge of accounting of the Company, and Wu Yongliang, the officer-in-charge of the accounting department (accounting officer) of the Company hereby confirm that the financial statements forming part of this quarterly report are true, accurate and complete.

The financial statements in the first quarterly report of the Company are unaudited.

Pursuant to the notice regarding the “Accounting Standards for Business Enterprises No. 21 — Leases” amended and published by the Ministry of Finance of the People’s Republic of China (Caihui (2018) No. 35) (the “New Lease Standards”), the Group began to apply the New Lease Standards from 1 January 2019 onwards. Save for short-term leases and low-value leases, the Group adjusted the opening balance of retained earnings and other related items in the financial statements in 2019 based on the cumulative effect of initial application of such standards, and did not adjust information for the comparable period. Please refer to Appendix 4.2 for details of impact of the adoption of the New Lease Standards by the Group. The abovementioned impact of changes in accounting policies was made by the Group in accordance with the relevant regulations which had been issued by the Ministry of Finance as of the date of this report. If the Ministry of Finance issues further guidelines or requirements related to the New Lease Standards (including guidelines, interpretations, reporting requirements and tax regulatory guidelines related to the relevant accounting policies), the Group will review the accuracy of the above disclosures on changes in accounting policies, which may lead to inconsistency between the disclosure of the abovementioned impact of changes in accounting policies and the corresponding data of the first quarterly financial statements of 2019.

2.	MAIN FINANCIAL DATA AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Main financial data

		Unit: million Currency: RMB

			Increase/decrease
			as at the end
			of the reporting
	As at the		period compared
	end of the	As at the end	with the end
	reporting period	of last year	of last year
			(%)
Total assets	280,012	236,765	18.27
Net assets attributable to shareholders of the listed company	55,964	55,765	0.36

	From the	From the	Increase/
	beginning of the	beginning of last	decrease
	year to the end	year to the end	compared
	of the reporting	of the reporting	with the same
	period	period last year	period last year
			(%)
Net cash flows from operating activities	5,335	6,376	-16.33

	From the	From the	Increase/
	beginning of the	beginning of last	decrease
	year to the end	year to the end	compared
	of the reporting	of the reporting	with the same
	period	period last year	period last year
			(%)
Revenue	30,053	26,753	12.34
Net profit attributable to shareholders of the listed company	2,006	1,983	1.16
Net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss	1,935	1,897	2.00
			Increased by
Weighted average return on net assets (%)	3.65	3.64	0.01 pt
Basic earnings per share (RMB/share)	0.1387	0.1371	1.17
Diluted earnings per share (RMB/share)	0.1387	0.1371	1.17

Non-recurring profit and loss and relevant amounts

Unit: million Currency: RMB
Amount for
Item	the period
Gains or losses from disposal of non-current assets	-2
Non-operating incomes and expenses other than the above	96
Effect on income tax	-23

Total	71

2.2

The total number of the Company’s shareholders and the shareholding of the 10 largest shareholders and the shareholding of the 10 largest holders of listed shares (or holders of shares without trading moratorium) as at the end of the reporting period

					Unit: Shares
Total number of shareholders						183,735
	Shareholding of the 10 largest shareholders
			Number of
			shares with	Pledged or locked-up
	Shareholdings		trading
	as at the end		moratorium	Status of	Number of	Nature of
Name of shareholder (in full)	of the period	Proportion	held	shares	shares	shareholders
		(%)

China Eastern Air Holding Company Limited ( 中國東方航空集團有限公司 )	5,072,922,927	35.06%	0	0	0	State-owned legal person

HKSCC Nominees Limited	4,183,975,178	28.92%	0	Unknown	Unknown	Overseas legal person

China National Aviation Fuel Holding Company Limited ( 中國航空油料集團有限公司 )	504,767,895	3.49%	0	0	0	State-owned legal person

Delta Air Lines, Inc.	465,910,000	3.22%	0	Unknown	Unknown	Overseas legal person

Shanghai Licheng Information Technology Consulting Co., Ltd. ( 上海勵程信息技術諮詢有限公司 )	465,838,509	3.22%	0	Pledged	465,838,509	Domestic non-state-owned legal person

CES Finance Holding Co., Ltd. ( 東航金控有限責任公司 )	457,317,073	3.16%	0	0	0	State-owned legal person

China Securities Finance Corporation Limited ( 中國證券金融股份有限公司 )	429,673,382	2.97%	0	0	0	State-owned legal person

China COSCO Shipping Corporation Limited ( 中國遠洋海運集團有限公司 )	232,919,254	1.61%	0	0	0	State-owned legal person

Hong Kong Securities Clearing Company Limited ( 香港中央結算有限公司 )	85,576,960	0.59%	0	0	0	Overseas legal person

Central Huijin Asset Management Ltd. ( 中央匯金資產管理有限責任公司 )	70,984,100	0.49%	0	0	0	State-owned legal person

Shareholding of the 10 largest holders of shares without trading moratorium
	Number of listed
	shares without trading
Name of shareholder	moratorium held	Class and number of shares
		Class	Number

China Eastern Air Holding Company Limited ( 中國東方航空集團有限公司 )	5,072,922,927	RMB ordinary shares	5,072,922,927

HKSCC Nominees Limited	4,183,975,178	Overseas listed foreign shares	4,183,975,178

China National Aviation Fuel Holding Company Limited ( 中國航空油料集團有限公司 )	504,767,895	RMB ordinary shares	504,767,895

Delta Air Lines, Inc.	465,910,000	Overseas listed foreign shares	465,910,000

Shanghai Licheng Information Technology Consulting Co., Ltd. ( 上海勵程信息技術諮詢有限公司 )	465,838,509	RMB ordinary shares	465,838,509

CES Finance Holding Co., Ltd. ( 東航金控有限責任公司 )	457,317,073	RMB ordinary shares	457,317,073

China Securities Finance Corporation Limited ( 中國證券金融股份有限公司 )	429,673,382	RMB ordinary shares	429,673,382

China COSCO Shipping Corporation Limited ( 中國遠洋海運集團有限公司 )	232,919,254	RMB ordinary shares	232,919,254

Hong Kong Securities Clearing Company Limited ( 香港中央結算有限公司 )	85,576,960	RMB ordinary shares	85,576,960

Central Huijin Asset Management Ltd. ( 中央匯金資產管理有限責任公司 )	70,984,100	RMB ordinary shares	70,984,100

Description of connected relationship or activities in concert among the above shareholders	Among the 4,183,975,178 shares held by HKSCC Nominees
Limited, 2,626,240,000 shares are held by CES Global Holdings
(Hong Kong) Limited (“CES Global”) in the capacity of beneficial owner; China Eastern Air Holding Company Limited (“CEA
Holding”) owns 100% equity interest in CES Finance Holding Co.,
Ltd (“CES Finance”); CES Finance owns 100% equity interest in
CES Global; thus, CEA Holding indirectly owns 100% equity
interests in CES Global. The Company is not aware of any other connected relationship or activities in concert among the 10 largest
	holders of shares without trading moratorium.

Note:	As at the end of the reporting period, CES Global has pledged in aggregate 1,450,000,000 H shares of the Company.

3.	IMPORTANT MATTERS

3.1	Details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

During the first quarter of 2019, the Company achieved passenger traffic volume of 54,343.09 million passenger-kilometres, representing an increase of 12.02% from last year; served 31.8777 million travelers, representing an increase of 10.92% from last year; and achieved passenger load factor of 82.58%, representing an increase of 0.83 percentage points from last year.

During the first quarter of 2019, the Company achieved outstanding operating results. Operating income amounted to RMB30,053 million, representing an increase of 12.34% from last year; total profits amounted to RMB2,875 million, representing an increase of 3.94% from last year; and net profit attributable to shareholders of parent company amounted to RMB2,006 million, representing an increase of 1.16% from last year. During the first quarter of 2019, the Company achieved net profit excluding non-recurring profit and loss attributable to shareholders of the listed company of RMB1,935 million, representing an increase of 2.00% from last year.

	Change
	compared
	to the end
Item	of last year	Reason for the Change

Monetary capital	188.52%	Primarily due to the reserve of capital by the Company for prepayment of aircraft and engines based on the situation of external capital market

Notes and trade receivables	95.33%	Primarily due to the cyclical impact of the billing and settlement plan

Prepayments	-51.11%	Primarily due to the implementation of the New Lease Standards by the Company

Hedge instruments	-64.86%	Primarily due to the decrease in fair value of derivative financial instruments as at the end of the reporting period

Fixed assets	-52.61%	Primarily due to the transfer of finance lease assets to right-of-use assets as a result of the implementation of the New Lease Standards by the Company

Right-of-use assets	—	Primarily due to the recognition of lease assets as right-of-use assets as a result of the implementation of the New Lease Standards by the Company

Other non-current assets	33.23%	Primarily due to the increase in prepayment for acquisition of long-term asset by the Company

	Change
	compared
	to the end
Item	of last year	Reason for the Change

Deferred income tax assets	239.13%	Primarily due to the adjustment of opening balance of retained earnings and adjustment of deferred income tax as a result of the implementation of the New Lease Standards by the Company

Short-term borrowings	-60.59%	Primarily due to the decrease in financing from short-term borrowings and increase in financing from super short-term debentures by the Company based on financial market conditions

Other current liabilities	90.33%	Primarily due to the increase in financing from super short-term debentures by the Company based on financial market conditions

Long-term borrowings	-39.45%	Primarily due to the decrease in financing from long-term borrowings and increase in financing from super short-term debentures by the Company based on financial market conditions

Long-term payables	-97.91%	Primarily due to the transfer of finance lease liabilities to lease liabilities as a result of the implementation of the New Lease Standards by the Company

Lease liabilities	—	Primarily due to the recognition of finance lease and operating lease liabilities as a result of the implementation of the New Lease Standards by the Company

Estimated liabilities	223.98%	Primarily due to the recognition of provision for overhauls of lease assets as a result of the implementation of the New Lease Standards by the Company

Deferred income tax liabilities	-100%	Primarily due to the adjustment of opening balance of retained earnings and adjustment of deferred income tax as a result of the implementation of the New Lease Standards by the Company

	Change
	compared
Item	to last year	Reason for the Change

Research and development expenses	50.00%	Primarily due to the increase in investment in research and development by the Company

Finance costs	145.81%	Primarily due to the year-on-year decrease in net exchange gains for the period and the increase in interest expenses upon implementation of the New Lease Standards

Non-operating income	-62.43%	Primarily due to the decrease in non-operating income of the Company

Cash flow from investing activities	59.20%	Primarily due to the increase in acquisition of long-term assets such as aircraft and engines

3.2	Analysis of the progress of significant events and their effects and proposed solutions

1.

On 18 January 2019, the Board considered and approved that the Company shall provide, within the period from the effective date of the Board resolution to 31 December 2019, guarantee in the total amount of up to RMB1 billion to China United Airlines Co., Ltd., Shanghai Eastern Flight Training Co., Ltd., Eastern Business Airlines Services Co., Ltd., China Eastern Technology Co., Ltd., Shanghai Dongmei Air Travel Co., Ltd. and their respective wholly-owned subsidiaries. Shanghai Airlines Tours International (Group) Co., Ltd. (a wholly-owned subsidiary of the Company) shall provide guarantee in the total amount of RMB10 million to Shanghai Dongmei Air Travel Co., Ltd., the period of which shall be the same as the period of the subject obligations of the respective guaranteed parties and shall not exceed 10 years. For details, please refer to the announcement of the Company published on the China Securities Journal, Shanghai Securities News, Securities Daily and website of the Shanghai Stock Exchange on 19 January 2019 and on the website of the Hong Kong Stock Exchange on 18 January 2019.

2.

On 1 February 2019, the Company received a resignation letter from Mr. Ma Xulun, the vice chairman and president of the Company. Due to work re-allocation, Mr. Ma Xulun resigned as a director, vice chairman, chairman of the Planning and Development Committee of the Board, chairman of the Aviation Safety and Environment Committee of the Board and president of the Company.

3.	On 15 March 2019, the Company received a resignation letter from Mr. Tang Bing, a vice president of the Company. Due to work arrangement, Mr. Tang Bing resigned as a vice president of the Company.

4.

On 15 March 2019, the 21st ordinary meeting of the eighth session of the Board of the Company considered and approved the “Proposal on the Appointment of President of the Company” and agreed to appoint Li Yangmin as the president of the Company for the same term of office as the Board; and considered and approved the “Proposal on the Election of Candidates for the Board of Directors” and agreed to nominate Li Yangmin and Tang Bing as candidates for the Board of the Company.

5.

In July 2018, the Company announced a major capital project regarding the non- public issuance of A shares and H shares of the Company, which proposed to introduce Shanghai Juneyao Airlines Co., Ltd. (“JuneYao Airlines”) and its controlling shareholder, Shanghai Juneyao (Group) Co., Ltd. (“JuneYao Group”), and China Structural Reform Fund Corporation Limited as strategic investors. JuneYao Airlines and JuneYao Group plan to hold 10% of the shares of the Company in aggregate. The application for non-public issuance of A shares of the Company has been examined and approved by the Issuance Examination Committee of the China Securities Regulatory Commission (the “CSRC”). Currently, the Company has not yet received the written approval document from the CSRC. The capital project has been steadily advancing, and shall be implemented upon fulfilment of certain market conditions.

Eastern Airlines Industry Investment Company Limited (“Eastern Airlines Industry Investment”), a wholly-owned subsidiary of CEA Holding, the controlling shareholder of the Company, has completed the transfer of 7% of the shares in JuneYao Airlines from JuneYao Group in early 2019. Eastern Airlines Industry Investment has also announced its subscription in the proposed non-public issuance of A Shares of JuneYao Airlines. Eastern Airlines Industry Investment plans to hold 15% of shares of JuneYao Airlines in aggregate.

On 15 March 2019, the 20th ordinary meeting of the eighth session of the Board of the Company considered and approved the proposal on the adjustment of non-public issuance of A shares, which adjusted the maximum limit of number of shares and amount of proceeds regarding the non-public issuance of A shares. On 26 April 2019, the application for non-public issuance of A shares of the Company was approved by the CSRC. The non-public issuance of H shares of the Company is subject to written approvals such as by the CSRC. For details, please refer to the announcements of the Company published on the China Securities Journal, Shanghai Securities News, Securities Daily and website of the Shanghai Stock Exchange on 9 January, 16 March and 27 April 2019, and on the website of the Hong Kong Stock Exchange on 8 January, 15 March and 26 April 2019.

3.3	The status of implementation of the matters undertaken by the Company and shareholders holding more than 5% interests

Not applicable

3.4

Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

Not applicable

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Liu Shaoyong Chairman Shanghai, the People’s Republic of China 29 April 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee representative Director).

4.	APPENDICES

4.1	Financial Statements

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 31 March 2019 (unaudited)

RMB million
	31 March	31 December	31 March	31 December
	2019	2018	2019	2018
	Consolidated	Consolidated	Company	Company
Assets
Current assets
Monetary capital	1,910	662	1,530	400
Held-for-trading financial assets	96	96	96	96
Hedge instruments	—	1	—	1
Notes and trade receivables	2,805	1,436	2,208	1,177
Prepayments	374	765	68	242
Other receivables	5,272	5,203	9,548	11,413
Inventory	1,991	1,950	33	29
Held-for-sale assets	10	11	—	—
Non-current assets due within one year	18	18	5	4
Other current assets	6,585	5,790	6,286	5,224

Total current assets	19,061	15,932	19,774	18,586

Non-current assets
Long-term equity investment	2,423	2,273	15,345	15,195
Other equity instrument investments	1,299	1,247	1,193	1,149
Hedge instruments	78	222	78	222
Investment properties	724	724	181	181
Fixed assets	83,255	175,675	54,736	113,116
Right-of-use assets	133,210	—	78,811	—
Construction in progress	24,915	26,554	24,575	26,214
Intangible assets	1,708	1,726	1,135	1,140
Goodwill	9,028	9,028	9,028	9,028
Long-term deferred expenses	1,817	1,832	1,531	1,531
Deferred income tax assets	702	207	186	—
Other non-current assets	1,792	1,345	1,573	1,411

Total non-current assets	260,951	220,833	188,372	169,187

Total assets	280,012	236,765	208,146	187,773

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 31 March 2019 (unaudited) (Cont’d)

RMB million
	31 March	31 December	31 March	31 December
	2019	2018	2019	2018
	Consolidated	Consolidated	Company	Company
Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	3,200	8,120	7,413	16,357
Hedge instruments	29	29	29	29
Notes and trade payables	12,418	12,166	9,852	9,954
Account collected in advance	9	6	—	6
Contract liabilities	7,466	8,811	6,866	8,123
Staff remuneration payable	2,591	2,854	1,478	1,663
Tax payable	2,130	2,065	1,068	928
Other payables	7,719	7,581	8,897	9,084
Non-current liabilities due within one year	19,379	16,551	11,008	12,755
Other current liabilities	28,318	14,878	28,269	14,821

Total current liabilities	83,259	73,061	74,880	73,720

Non-current liabilities
Long-term borrowings	5,141	8,490	4,840	5,131
Bonds payable	17,295	17,377	14,819	14,880
Long-term payables	1,449	69,355	626	44,368
Long-term staff remuneration payable	2,843	2,822	2,228	2,206
Estimated liabilities	8,945	2,761	3,681	777
Lease liabilities	97,954	—	60,308	—
Deferred income	1,391	1,294	1,225	1,132
Other non-current liabilities	2,219	2,169	1,305	1,245
Deferred income tax liabilities	—	84	—	63

Total non-current liabilities	137,237	104,352	89,032	69,802

Total liabilities	220,496	177,413	163,912	143,522

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 31 March 2019 (unaudited) (Cont’d)

RMB million
	31 March	31 December	31 March	31 December
	2019	2018	2019	2018
	Consolidated	Consolidated	Company	Company
Liabilities and shareholders’ equity
Shareholders’ equity
Share capital	14,467	14,467	14,467	14,467
Capital reserves	26,760	26,760	27,470	27,470
Other comprehensive income	(2,355)	(2,213)	(1,685)	(1,550)
Surplus reserves	570	570	570	570
Undistributed profits	16,522	16,181	3,412	3,294

Total equity attributable to shareholders of parent company	55,964	55,765	44,234	44,251
Minority interests	3,552	3,587	—	—

Total shareholders’ equity	59,516	59,352	44,234	44,251

Total liabilities and shareholders’ equity	280,012	236,765	208,146	187,773

The financial statements are signed by:

Person-in-charge of the Company: Liu Shaoyong

Officer-in-charge of accounting: Li Yangmin

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to March 2019 (unaudited)

RMB million
	Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
	2019	2018	2019	2018
	Consolidated	Consolidated	Company	Company
Revenue	30,053	26,753	18,390	15,753
Less: Operating costs	25,819	23,563	16,144	14,407
Taxes and surcharges	57	62	15	16
Selling expenses	1,535	1,359	1,123	985
Administrative expenses	794	647	524	430
Research and development expenses	33	22	24	21
Finance costs	213	(465)	75	(413)
Of which: Interest expenses	1,209	955	819	734
Interest income	10	12	10	12
Credit impairment loss	1	1	—	—
Add: Other gains	1,151	1,152	472	650
Investment gains	58	70	145	80
Of which: Gains from investments in associates and joint ventures	58	70	58	80
Gains/(Loss) arising from changes in fair value	—	(209)	—	(209)
Gains from disposal of assets	—	3	—	1
Operating profit	2,810	2,580	1,102	829
Add: Non-operating income	71	189	60	131
Less: Non-operating expenses	6	3	5	2

Total profits	2,875	2,766	1,157	958
Less: Income tax expenses	705	608	289	240

Net profit	2,170	2,158	868	718

Classified by continuation of business Net profit from continuing activities	2,170	2,158
Classified by ownership Net profit attributable to shareholders of parent company	2,006	1,983
Minority interests	164	175

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to March 2019 (unaudited) (Cont’d)

RMB million
	Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
	2019	2018	2019	2018
	Consolidated	Consolidated	Company	Company
Other comprehensive income, net of tax
Other comprehensive income that cannot be reclassified into profit or loss
Changes arising from re-measuring defined benefit plan	(46)	(20)	(35)	(15)
Other comprehensive income that cannot be transferred to profit or loss under the equity method	—	(5)	—	(6)
Changes in fair value of other equity instrument investments	52	(34)	45	(34)

Other comprehensive income that will be reclassified into profit or loss Cash flow hedge reserve	(145)	1	(145)	1

Other comprehensive income, net of tax	(139)	(58)	(135)	(54)

Of which:
Other comprehensive income, net of tax, attributable to shareholders of the parent company	(142)	(58)

Other comprehensive income, net of tax, attributable to minority interests	3	—

Total comprehensive income	2,031	2,100	733	664

Of which:
Total comprehensive income attributable to shareholders of the parent company	1,864	1,925

Total comprehensive income attributable to minority interests	167	175

Earnings per share
Basis earnings per share (in RMB)	0.14	0.14

Diluted earnings per share (in RMB)	0.14	0.14

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to March 2019 (unaudited)

RMB million
	Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
	2019	2018	2019	2018
	Consolidated	Consolidated	Company	Company
1. Cash flow from operating activities
Cash received from sales of goods and provision of labour services	31,034	28,277	17,838	15,490
Refund of taxes	50	1	—	—
Other cash received from operating activities	3,347	3,612	3,090	3,142

Sub-total of cash inflow from operating activities	34,431	31,890	20,928	18,632

Cash paid for purchase of goods and receiving of labour services	(20,352)	(18,194)	(11,521)	(10,855)
Cash paid to and for employees	(5,450)	(4,162)	(2,565)	(2,019)
Taxes paid	(1,096)	(1,189)	(349)	(767)
Other cash paid for operating activities	(2,198)	(1,969)	(1,837)	(1,766)

Sub-total of cash outflow from operating activities	(29,096)	(25,514)	(16,272)	(15,407)

Net cash flows from operating activities	5,335	6,376	4,656	3,225

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to March 2019 (unaudited) (Cont’d)

RMB million
	Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
	2019	2018	2019	2018
	Consolidated	Consolidated	Company	Company
2. Cash flow from investing activities
Investment income in cash	12	41	98	41
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	5	—	5	—
Other cash received from investing activities	—	12	—	12

Sub-total of cash inflow from investing activities	17	53	103	53

Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	(6,429)	(4,128)	(6,012)	(3,089)
Investments paid in cash	(101)	(16)	(101)	(16)

Sub-total of cash outflow from investing activities	(6,530)	(4,144)	(6,113)	(3,105)

Net cash flow from investing activities	(6,513)	(4,091)	(6,010)	(3,052)

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to March 2019 (unaudited) (Cont’d)

RMB million
	Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
	2019	2018	2019	2018
	Consolidated	Consolidated	Company	Company
3. Cash flow from financing activities
Cash received from borrowings	17,654	13,236	15,971	14,612

Sub-total of cash inflow from financing activities	17,654	13,236	15,971	14,612

Cash paid for repayment of indebtedness	(7,930)	(13,947)	(8,922)	(14,368)
Cash payments for distribution of dividends, profits expense or payment of interest	(1,652)	(1,162)	(1,203)	(940)
Of which: Payment of dividends and profits to minority interests from subsidiaries	(32)	—	—	—
Other cash paid for financing activities	(5,659)	(2,233)	(3,368)	(1,044)

Sub-total of cash outflow from financing activities	(15,241)	(17,342)	(13,493)	(16,352)

Net cash flow from financing activities	2,413	(4,106)	2,478	(1,740)

4. Effect of changes in exchange rate on cash and cash equivalents	(36)	(71)	(23)	(71)

5. Net (decrease)/increase in cash and cash equivalents	1,199	(1,892)	1,101	(1,638)
Add: Balance of cash and cash equivalents at the beginning of the period	646	4,616	393	3,882

6. Balance of cash and cash equivalents at the end of the period	1,845	2,724	1,494	2,244

4.2	Adjustment of Opening Balance of Related Items in the Financial Statements in 2019 Due to Initial Application of the New Financial Instrument Standards, New Revenue Standards and New Lease Standards

China Eastern Airlines Corporation Limited

Consolidated Balance Sheet (Unaudited)

RMB million
	31 December	1 January	Adjusted
	2018	2019	amount
	Consolidated	Consolidated
Assets
Current assets
Monetary capital	662	662
Held-for-trading financial assets	96	96
Hedge instruments	1	1
Notes and trade receivables	1,436	1,436
Prepayments	765	362	(403)
Other receivables	5,203	5,203
Inventory	1,950	1,950
Held-for-sale assets	11	11
Non-current assets due within one year	18	18
Other current assets	5,790	5,790

Total current assets	15,932	15,529	(403)

Non-current assets
Long-term equity investment	2,273	2,273
Other equity instrument investments	1,247	1,247
Hedge instruments	222	222
Investment properties	724	724
Fixed assets	175,675	81,259	(94,416)
Right-of-use assets	—	129,978	129,978
Construction in progress	26,554	26,554
Intangible assets	1,726	1,726
Goodwill	9,028	9,028
Long-term deferred expenses	1,832	1,832
Deferred income tax assets	207	702	495
Other non-current assets	1,345	1,345

Total non-current assets	220,833	256,890	36,057

Total assets	236,765	272,419	35,654

4.2

Adjustment of Opening Balance of Related Items in the Financial Statements in 2019 Due to Initial Application of the New Financial Instrument Standards, New Revenue Standards and New Lease Standards (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated Balance Sheet (Unaudited) (Cont’d)

RMB million
	31 December	1 January	Adjusted
	2018	2019	amount
	Consolidated	Consolidated
Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	8,120	8,120
Hedge instruments	29	29
Notes and trade payables	12,166	12,166
Account collected in advance	6	6
Contract liabilities	8,811	8,811
Staff remuneration payable	2,854	2,854
Tax payable	2,065	2,065
Other payables	7,581	7,581
Non-current liabilities due within one year	16,551	21,507	4,956
Other current liabilities	14,878	14,878

Total current liabilities	73,061	78,017	4,956

Non-current liabilities
Long-term borrowings	8,490	8,490
Bonds payable	17,377	17,377
Long-term payables	69,355	1,292	(68,063)
Long-term staff remuneration payable	2,822	2,822
Estimated liabilities	2,761	8,832	6,071
Lease liabilities	—	94,609	94,609
Deferred income	1,294	1,294
Other non-current liabilities	2,169	2,169
Deferred income tax liabilities	84	—	(84)

Total non-current liabilities	104,352	136,885	32,533

Total liabilities	177,413	214,902	37,489

4.2

Adjustment of Opening Balance of Related Items in the Financial Statements in 2019 Due to Initial Application of the New Financial Instrument Standards, New Revenue Standards and New Lease Standards (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated Balance Sheet (Unaudited) (Cont’d)

RMB million
	31 December	1 January	Adjusted
	2018	2019	amount
	Consolidated	Consolidated
Liabilities and shareholders’ equity
Shareholders’ equity
Share capital	14,467	14,467
Capital reserves	26,760	26,760
Other comprehensive income	(2,213)	(2,213)
Surplus reserves	570	570
Undistributed profits	16,181	14,516	(1,665)

Total equity attributable to shareholders of parent company	55,765	54,100	(1,665)
Minority interests	3,587	3,417	(170)

Total shareholders’ equity	59,352	57,517	(1,835)

Total liabilities and shareholders’ equity	236,765	272,419	35,654

4.2

Adjustment of Opening Balance of Related Items in the Financial Statements in 2019 Due to Initial Application of the New Financial Instrument Standards, New Revenue Standards and New Lease Standards (Cont’d)

China Eastern Airlines Corporation Limited

Balance Sheet of the Parent Company (Unaudited)

RMB million
	31 December	1 January	Adjusted
	2018	2019	amount
	Company	Company
Assets
Current assets
Monetary capital	400	400
Held-for-trading financial assets	96	96
Hedge instruments	1	1
Notes and trade receivables	1,177	1,177
Prepayments	242	74	(168)
Other receivables	11,413	11,413
Inventory	29	29
Held-for-sale assets	—	—
Non-current assets due within one year	4	4
Other current assets	5,224	5,224

Total current assets	18,586	18,418	(168)

Non-current assets
Long-term equity investment	15,195	15,195
Other equity instrument investments	1,149	1,149
Hedge instruments	222	222
Investment properties	181	181
Fixed assets	113,116	52,232	(60,884)
Right-of-use assets	—	77,296	77,296
Construction in progress	26,214	26,214
Intangible assets	1,140	1,140
Goodwill	9,028	9,028
Long-term deferred expenses	1,531	1,531
Deferred income tax assets	—		186
Other non-current assets	1,411	1,411

Total non-current assets	169,187	185,785	16,598

Total assets	187,773	204,203	16,430

4.2

Adjustment of Opening Balance of Related Items in the Financial Statements in 2019 Due to Initial Application of the New Financial Instrument Standards, New Revenue Standards and New Lease Standards (Cont’d)

China Eastern Airlines Corporation Limited

Balance Sheet of the Parent Company (Unaudited) (Cont’d)

RMB million
	31 December	1 January	Adjusted
	2018	2019	amount
	Company	Company
Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	16,357	16,357
Hedge instruments	29	29
Notes and trade payables	9,954	9,954
Account collected in advance	6	6
Contract liabilities	8,123	8,123
Staff remuneration payable	1,663	1,663
Tax payable	928	928
Other payables	9,084	9,084
Non-current liabilities due within one year	12,755	13,154	399
Other current liabilities	14,821	14,821

Total current liabilities	73,720	74,119	399

Non-current liabilities
Long-term borrowings	5,131	5,131
Bonds payable	14,880	14,880
Long-term payables	44,368	566	(43,802)
Long-term staff remuneration payable	2,206	2,206
Estimated liabilities	777	3,510	2,733
Lease liabilities	—	57,910	57,910
Deferred income	1,132	1,132
Other non-current liabilities	1,245	1,245
Deferred income tax liabilities	63	—	(63)

Total non-current liabilities	69,802	86,580	16,778

Total liabilities	143,522	160,699	17,177

4.2

Adjustment of Opening Balance of Related Items in the Financial Statements in 2019 Due to Initial Application of the New Financial Instrument Standards, New Revenue Standards and New Lease Standards (Cont’d)

China Eastern Airlines Corporation Limited

Balance Sheet of the Parent Company (Unaudited) (Cont’d)

RMB million
	31 December	1 January	Adjusted
	2018	2019	amount
	Company	Company
Liabilities and shareholders’ equity
Shareholders’ equity
Share capital	14,467	14,467
Capital reserves	27,470	27,470
Other comprehensive income	(1,550)	(1,550)
Surplus reserves	570	570
Undistributed profits	3,294	2,547	(747)

Total equity attributable to shareholders of parent company	44,251	43,504	(747)
Minority interests	—	—

Total shareholders’ equity	44,251	43,504	(747)

Total liabilities and shareholders’ equity	187,773	204,203	16,430